Exhibit 99.1

Aurora Confirms Approval of Transfer to Nasdaq Capital Market; Enters into Agreement to Repurchase a Further ~ US$9.6 Million Principal Amount of Convertible Notes

NASDAQ | TSX: ACB

EDMONTON, AB, Sept. 19, 2023 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (NASDAQ: ACB) (TSX: ACB), the Canadian company opening the world to cannabis, today announced that it has received approval to transfer the listing of its common shares (the "Shares") from the Nasdaq Global Select Market to the Nasdaq Capital Market (the "Transfer"). The Transfer became effective at the opening of business on September 19, 2023, and is expected to allow the Company to seek an additional 180 days to regain compliance with the Nasdaq Listing Rule 5450(a)(1) (the "Minimum Bid Price Requirement"). Additionally, Aurora announced today, that it has agreed to repurchase an aggregate of approximately $13.0 million (US$9.6 million) principal amount of its convertible senior notes ("Notes") at a total cost, including accrued interest, of $13.0 million (US$9.6 million) satisfied by the issuance of an aggregate of approximately 13.5 million Shares. Following completion of these repurchases, Aurora will have approximately $39.6 million (US$29.2 million) of Notes outstanding.

As previously disclosed, Nasdaq advised Aurora on March 24, 2023, that the bid price of the Shares had closed at less than US$1.00 per share over the previous 30 consecutive business days, resulting in a deficiency with the Minimum Bid Price Requirement, and the Company was given a period of 180 calendar days, or until September 20, 2023, to regain compliance with the Minimum Bid Price Requirement. In connection with the Transfer, Aurora has applied for, and expects to receive, an additional 180 calendar day period in which to regain compliance with the Minimum Bid Price Requirement. Approval for the additional 180 calendar day period is conditioned upon Aurora continuing to meet certain Nasdaq minimum listing standards and Aurora notifying Nasdaq of its intention to cure the deficiency.

The Shares continue to trade in the United States under the symbol "ACB" and the trading of the Shares will not be affected by the Transfer. In addition, the Shares continue to be listed on the Toronto Stock Exchange (the "TSX"), and the deficiency does not affect the Company's status with its TSX listing. Aurora will continue actively monitoring the bid price for its Shares and is considering a range of options in order to cure the deficiency.

The purpose of the Notes repurchase transaction is to further reduce the Company's debt and annual cash interest costs, reinforcing Aurora's commitment to achieving the target of positive free cashflow in calendar year 2024. Aurora has repurchased an aggregate of approximately $428 million (US$316 million) principal amount of Notes since December 2021, resulting in total cash interest savings of approximately $32 million (US$24.1 million).

This announcement does not constitute an offer to sell, or a solicitation of an offer to buy any security and shall not constitute an offer, solicitation, or sale in any jurisdiction in which such offering would be unlawful.

About Aurora

Aurora is opening the world to cannabis, serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Aurora Drift, San Rafael '71, Daily Special, Whistler, Being and Greybeard. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness, and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on Twitter and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the transfer of the Company's U.S. listing to the Nasdaq Capital Market, the Company's plans to regain compliance with the Minimum Bid Price Requirement, including the receipt of an additional 180 calendar day period to regain compliance, the repurchase of Notes and associated annual interest savings, and the Company's commitment to achieving the target of positive free cashflow in calendar year 2024.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties, and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated June 14, 2023 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties, and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 19-SEP-23